Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

April 25, 2024

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (the “Registrant” or “Trust”) (File Nos. 033-79858 and 811-08544) on behalf of the FPA Crescent Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Daniel Greenspan of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 19, 2024, regarding Post-Effective Amendment No. 115 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on February 29, 2024, relating to the FPA Crescent Fund (the “Fund”), a series of the Trust.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”) that will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fees and expenses table and expense example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

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Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)		Institutional Class		Investor Class
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)		None		None
Maximum Deferred Sales Charge (Load) (as a percentage of original sales price or redemption proceeds, as applicable)		None		None
Exchange Fee		None		None

Annual Operating Expenses of the Fund’s Institutional and Investor Class of Shares (expenses that you pay each year as a percentage of the value of your investment in this class)
Management fees [1]		1.00%		1.00%
Distribution (Rule 12b-1) fees		None		None
Other Expenses		0.08%		0.28%[2]
Shareholder Service Fee	0.05%		0.25%[2]
All Other Expenses	0.03%		0.03%
Total Expenses		1.08%		1.28%
Expense Reimbursement [3]		(0.03)%		(0.13)%
Total Annual Operating Expenses		1.05%		1.15%

[1]	The Management fees include both the advisory fee of 0.93% and class-specific administrative service fee of 0.07%. For additional information about the administrative service fee please see the section titled “Management of the Fund.”

[2]	Estimated for the current fiscal year.

[3]	First Pacific Advisors, LP (the "Adviser" or "FPA"), the Fund's investment adviser, has contractually agreed to reimburse the Fund for operating expenses in excess of 0.05% of the average net assets of the Institutional Class shares of the Fund, and in excess of 0.15% of the average net assets of the Investor Class shares of the Fund, excluding management fees, administrative service fees, short sale dividend expenses and interest expenses on cash deposits relating to short sales, brokerage fees and commissions, redemption liquidity service expenses, interest, taxes, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund's ordinary course of business, through April 30, 2025. The Adviser has also contractually agreed to reimburse the Fund for redemption liquidity service expenses in excess of 0.0044% of the average net assets of the Institutional Class and Investor Class shares of the Fund through April 30, 2025. These agreements may only be terminated earlier by the Fund's Board of Trustees (the "Board") or upon termination of the investment advisory agreement.

Example. This Example is intended to help you compare the cost of investing in the Institutional Class and Investor Class of the Fund with the cost of investing in other mutual funds. The Example assumes you invest $10,000 in the Institutional Class and Investor Class for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The one-year figure is based on total annual Fund operating expenses after expense reimbursement. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Institutional Class	$107	$340	$593	$1,314
Investor Class	$117	$393	$690	$1,534

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2.	Footnote 2 to the fees and expenses table states that “Other Expenses” for the Investor Class shares are estimated for the current fiscal year. Generally, Other Expenses would be based on the Other Expenses of the existing class of shares. In your written response, please explain why the Other Expenses for the Investor Class shares are estimated.

Response: The Registrant confirms that “Other Expenses” for Investor Class shares are estimated because there are certain class-specific expenses included in that line item. Since Investor Class shares are new and have not yet commenced operations, the Other Expenses number is estimated based on certain assumptions of what those class-specific expenses will be.

3.	Footnote 3 to the fees and expenses table discusses the Adviser’s contractual agreement to reimburse Fund expenses. Can the Adviser recoup those amounts? If so, please add additional disclosure regarding the Adviser’s ability to recoup those previous reimbursements.

Response: The Registrant confirms that the Adviser cannot seek recoupment of any previous reimbursements to the Fund; therefore, no additional disclosure has been added.

Performance

4.	Please add disclosure to Footnote 2 to the Average Annual Total Returns table that Investor Class shares have higher expenses than Institutional Class shares and that since Investor Class shares are more expensive, the returns for Investor Class shares will be lower than the returns shown for Institutional Class shares. In addition, please add the Footnote 2 in the Average Annual Total Returns table where it should be referenced.

Response: The Registrant has added Footnote 2 in the Average Annual Total Returns table where it should be referenced, and has added the following disclosure to Footnote 2:

Since Investor Class shares have higher expenses and are therefore more expensive than Institutional Class shares, the returns for Investor Class shares will be lower than the returns shown for Institutional Class shares.

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The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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